FORM 11-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934
                          [FEE REQUIRED]

        For the fiscal year ended December 31, 1999

                                OR


  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                          [NO FEE REQUIRED]

For the transition period from .........to.........

Commission Title Number 0-9831


                    LIZ CLAIBORNE SAVINGS PLAN
                       (FULL TITLE OF PLAN)


                           _____________


                         LIZ CLAIBORNE, INC.
               (NAME OF ISSUER OF THE SECURITIES HELD
                        PURSUANT TO THE PLAN)

                             1441 BROADWAY
                        NEW YORK, NEW YORK 10018
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

See Index to Financial Statements and Schedule at page 4 and the accompanying Financial Statements.

Exhibits

10(a) Liz Claiborne Savings Plan ("Savings Plan"), as amended and restated, is incorporated herein by reference from Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1989.

10(b) Amendment Nos. 1 and 2 to the Savings Plan are incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 1992.

10(c) Amendment Nos. 3 and 4 to the Savings Plan are incorporated herein by reference from Exhibit 10(g)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 1993.

10(d) Amendment No. 5 to the Savings Plan is incorporated herein by reference from Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 1994.

10(e) Amendment No. 6 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996 (the "1996 Annual Report").

10(f) Amendment No. 7 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(iv) to the Company's 1996 Annual Report.

10(g) Amendment No. 8 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(v) to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1998.

10(h) Amendment No. 9 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(vi) to the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1999.

10(i) Merger Amendment to the Profit-Sharing Plan, the Lucky Brand Employee
      Retirement Plan and Trust, the Segrets, Inc. 401(k)Profit Sharing Plan and the Savings Plan is incorporated herein by reference from Exhibit 10(h) to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000.

10(j) Trust Agreement dated as of July 1, 1994 between the Company and IDS Trust
      Company (the "Trust") related to the Plan is incorporated herein by reference from Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 1994.

24    Consent of Independent Public Accountants

SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                          LIZ CLAIBORNE SAVINGS PLAN
                                                (Name of Plan)



                                          By: /s/ Richard F. Zannino
                                              ----------------------
                                              Richard F. Zannino
                                              Member of Administrative Committee

                                              June 28, 2000

LIZ CLAIBORNE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE





REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                             5


FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits
as of December 31, 1999 and 1998                                     6

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1999                                 7


NOTES TO FINANCIAL STATEMENTS                                  8 to 13


SCHEDULE SUPPORTING FINANCIAL STATEMENTS:

Schedule of Assets Held for Investment Purposes
At End of Year December 31, 1999                                    14







Note: Schedules other than that referred to above have been omitted as inapplicable or not required under the instructions contained in the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or the information is included elsewhere in the financial statements or the notes thereto.

     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



     To the Administrative Committee of
     The Liz Claiborne Savings Plan:


     We have audited the accompanying statements of net assets available for benefits of the Liz Claiborne Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents to financial statements and schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




      /s/ Arthur Andersen LLP
      Arthur Andersen

      New York, New York
      June 19, 2000

                          LIZ CLAIBORNE SAVINGS PLAN
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                       December 31,
                                                 1999              1998
                                             -------------    --------------
Assets:
Cash                                              $398,543          $373,914
Investments, at market value                    92,381,088        80,218,658
Dividends and interest receivable                    1,560             1,086
Loans to participants                            2,610,777         2,770,334
                                             -------------    --------------

               Total assets                    $95,391,968       $83,363,992
                                             =============    ==============

Liabilities:
Due to Plan Sponsor, net                            73,414            83,050
                                             -------------    --------------
               Total liabilities                    73,414            83,050
                                             -------------    --------------

Net assets available for benefits              $95,318,554       $83,280,942
                                             =============    ==============











The accompanying notes to financial statements are an integral part of these statements.

                          LIZ CLAIBORNE SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1999

Additions:
Additions to net assets attributed to:
 Investment income:
  Net appreciation in market value of investments             $12,161,744
  Interest income                                                 243,396
  Dividends                                                     2,530,173
                                                              -----------
                                                               14,935,313
  Less:Self directed account brokerage fees                         2,100
                                                              -----------
                                                               14,933,213
                                                              -----------
  Contributions:
   Employer                                                     1,998,870
   Participant                                                  7,216,067
                                                              -----------
                                                                9,214,937
                                                              -----------

                                                              -----------
    Total additions                                            24,148,150
                                                              -----------

Deductions:
 Benefits paid to participants                                 12,110,538
                                                              -----------

    Net increase                                               12,037,612

Net assets available for benefits,
 beginning of year                                             83,280,942


Net assets available for benefits,                             -----------
 end of year                                                  $95,318,554
                                                              ===========





  The accompanying notes to financial statements are an integral part of this statement.

     LIZ CLAIBORNE SAVINGS PLAN

     NOTES TO FINANCIAL STATEMENTS


(1)  Description of the Plan

     The following description of the Liz Claiborne Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     The Liz Claiborne Savings Plan, as amended, was adopted by Liz Claiborne, Inc. (the "Company") effective January 1, 1985. An administrative committee (the "Administrative Committee") has been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan. The Plan is a trusteed, defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The provisions of the Plan comply with the requirements of ERISA. Employees of the Company and certain of its wholly-owned subsidiaries who are not covered by certain collective bargaining agreements become eligible to participate in the Plan on the first of the month after they have attained age 21, have completed 12 consecutive months of service and have worked at least 1,000 hours during those 12 months.

     Effective April 1, 2000, there is an automatic enrollment into the Plan. Employees hired on or before April 1, 1999, who have worked 1,000 hours in any anniversary year of their hire date, and are not currently participating in the Plan, will be automatically enrolled for a 3% contribution along with the Company match effective April 1, 2000. Employees have the opportunity to waive the automatic enrollment election prior to any Plan contribution deducted from their pay.

     Contributions
     Participants may contribute amounts ranging from 1% to 15% of pretax annual compensation, as defined in the Plan. The Company matches an amount equal to 50% of each participant's contributions up to the first 5% of pretax compensation contributed. Participants' contributions are made at the option of each employee, except that certain participants may be restricted as to the amount of the contribution pursuant to the provisions of the Internal Revenue Code, as amended (the "Code"). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a Company stock fund and a self-directed brokerage account as investment options for participants. Effective April 1, 2000, the Company will match an amount equal to 50% of each participant's contributions up to 6% of pretax compensation contributed.

     Participant Accounts
     Each participant's account is credited with the participant's and Company's contribution and Plan earnings. Participants' accounts are stated at market value at the end of each business day. In addition, an investment adjustment reflecting accrued earnings is determined for each investment fund and is allocated among accounts entitled to share in the adjustment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
     Participants become vested in their Company matching contribution account based on their number of years of service with the Company. The vesting schedule is as follows:

     Years of Service                      Vested
     with the Company                     Percentage
     Less than 2                             0%
               2                             20%
               3                             40%
               4                             60%
               5                             80%
       6 or more                            100%

     Participant's interest in their Company matching contribution account is fully vested and non-forfeitable in the event of death, disability or retirement at or after normal retirement date (age 65).

     Investment  Options
     During 1999, participants were able to direct employee and Company match contributions in 5% increments in any of the following investment options:

     American Express Trust Income II
     A collective investment fund managed by American Express Trust Company that invests in a diversified pool of insurance and bank investment contracts of varying maturity, size and yield. The fund also invests in short-term investments and the American Express Trust Stable Capital Fund I which invests primarily in the synthetic investment contracts. The fund may invest in insurance separate account contracts and other alternative investment contracts. The fund's investment goal is to preserve principal while maximizing current income.

     AXP Federal Income
     A diversified income mutual fund managed by American Express Financial Corporation which generally invests at least 65% of its assets in U.S. government and government agency securities. The fund may also invest in options on governmental securities, pools of mortgage loans issued by financial or non-governmental mortgage institutions, non-governmental mortgage related securities and debt, and cash and cash equivalents. The fund's investment goal is to seek a high level of current income and safety of principal consistent with investments in U.S. government and government agency securities.

     AXP Mutual
     A diversified mutual fund managed by American Express Financial Corporation that invests 65% of its assets in value-oriented, large capitalization domestic equities and 35% in high quality fixed income securities. The fund focuses primarily on high quality fixed income securities, such as government and investment grade corporate bonds. The fund's investment goal is to provide a balance of growth of capital and current income.

     American Express Trust Equity Index II
     A collective fund managed by American Express Trust Company which invests primarily in common stock of U.S. companies upon which the Standard & Poor's 500 Stock Index is based. This fund is a collective investment fund that invests primarily in the American Express Equity Index Base Fund. The fund may also invest in high-quality money market securities and stock index futures contracts. The fund's investment goal is to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 index.

     AXP New Dimensions
     A diversified mutual fund managed by American Express Financial Corporation that invests primarily in common stocks of U.S. and foreign companies with significant growth potential due to superiority in technology, marketing or management. The fund also invests in preferred stocks, debt securities, derivative instruments and money market instruments. The fund's investment goal is to provide long-term growth of capital.

     Templeton Foreign
     An international specialty growth fund managed by the Franklin Templeton Group that invests primarily in stocks and debt obligations of companies and governments outside the United States. The fund's investment goal is to achieve long-term capital growth.

     Oppenheimer Discovery
     An aggressive growth fund managed by Oppenheimer Funds that invests primarily in common stocks of medium sized companies involved in new technologies and companies with new or innovative products and services. The fund's investment goal is to achieve long-term growth of capital.

     Liz Claiborne, Inc. Company Stock
     The Plan Trustee buys shares of Liz Claiborne, Inc. common stock at current market prices on the New York Stock Exchange. The fund's investment goal is to provide participants with a way to invest in Liz Claiborne, Inc. The Company's contribution may also be made directly to the Plan in shares of Liz Claiborne, Inc. common stock (Note 4). A portion of the fund's assets is invested in the American Express Trust Money Market account.

     Self-Directed Brokerage Account
     Participants are permitted to invest funds under the Plan in a Self-Directed Brokerage Account that allows them access to other mutual funds. Initially, a $3,000 minimum amount is required to open an account, which will be transferred from current account balances in the Plan. Deferrals may not be deposited directly into the account and direct withdrawals and loans are prohibited.

     Participant Loans
     Active participants may borrow up to 50% of their vested account balance. The minimum loan amount is $1,000 and the maximum amount is $50,000. The interest rate applicable to a loan is the prime rate at the time the loan is granted plus one percent. The rate in effect on December 31, 1999 was 9.50%.

     Effective April 1, 2000, loans will be limited to one outstanding at any time. Existing loans will be grand-fathered, however new loans will not be allowed until all outstanding loans are paid in full. Additionally, hardship withdrawals will require a twelve-month suspension from contributing to the Plan from the date of the hardship withdrawal.

     Payment of Benefits
     Upon termination of employment, the value of a participant's vested account is payable in stock of the Company, or in cash, or the participant may elect to roll it over to an IRA or a future employer's plan. At the participant's election, such distribution may be requested immediately, or
     (i) if the balance is less than $5,000, distribution will be processed in the next quarter following the participant's separation from the employer, or (ii) if the account balance is in excess of $5,000, payments can be requested over a period from two to ten years, or (iii) if the account balance is in excess of $5,000 and the participant reaches age 65, distribution will be processed for December 31 of that year.

     As allowed under Internal Revenue Service rules, participants may withdraw funds from their account while employed if needed to satisfy an immediate and heavy financial need. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax based on early withdrawal.

     Forfeited Accounts
     The portion of a participant's Company matching contribution account balance, which is not vested at the time of separation of service with the Company, is retained in the Plan. Pursuant to the terms of the Plan document, these forfeitures are used to offset any employer contributions for the current year or in the following year. Employer contributions for the year ended December 31, 1999 were reduced by $301,793 from forfeited non-vested accounts.


(2)  Summary of Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements of the Plan have been prepared using the accrual method of accounting.

     Investment Valuation and Recognition
     The Plan's investments are stated at market value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Security transactions are recorded on a settlement date basis. The difference resulting from the recording of transactions between trade date and settlement date was not material. Dividend income is recorded at the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Realized and unrealized gains and losses on plan assets are determined based on the value of the assets at the beginning of the plan year or at the time of purchase during the year.

     Payment of Benefits
     Benefit payments are recorded when paid.

     Administrative Costs
     The Company pays all administrative expenses incurred by the Plan. Self-Directed Brokerage Account participants pay all brokerage expenses.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Accounting Pronouncements
     The Accounting  Standards  Executive committee issued Statement of Position
     (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. The SOP was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

(3)  Investments
     The market value of individual investments that represent 5% or more of the Plan's total net assets available for plan benefits as of December 31, 1999 and 1998 were as follows:

                                                     1999           1998
                                                ------------   ------------
     American Express Trust Income II           $ 19,489,001   $ 19,583,440
     AXP Mutual                                    7,500,078      7,236,561
     American Express Trust Equity Index II       24,903,375     21,541,715
     AXP New Dimensions                           22,919,068     16,641,539
     Liz Claiborne, Inc. Common Stock              8,440,755      8,080,600



     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,161,744 as follows:

     Net appreciation (depreciation) in market value:
       American Express Trust Income II                         $ 1,092,393
       AXP Federal Income                                          (198,269)
       AXP Mutual                                                  (159,015)
       American Express Trust Equity Index II                     4,262,223
       AXP New Dimensions                                         4,155,893
       Templeton Foreign                                            426,749
       Oppenheimer Discovery                                        548,186
       Liz Claiborne, Inc. Common Stock                           1,573,611
       Self-Directed Brokerage Account                              459,973
                                                                -----------
                                                                $12,161,744
                                                                ===========

(4)  Related Party Transactions
     The members of the Plan's Administrative Committee currently serve in the following respective positions: Chairman of the Board and Chief Executive Officer; Senior Vice President, Finance and Administration, Chief Financial Officer; Vice President, Treasury and Investor Relations and Vice President, Cash and Risk Management. One of the investment funds of the Plan invests exclusively in shares of the Company's Common Stock (Note 1). The Plan owned 224,339 shares of common stock at December 31, 1999, with a cost value of $7,175,982 and a market value of $8,440,755 and at December 31, 1998, owned 256,019 shares of common stock with a cost value of $8,009,832 and a market value of $8,080,600.

     Certain plan investments are units of income funds managed by American Express Trust Company. The American Express Trust Company is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest transactions.

(5)  Plan Termination
     The Plan may be terminated at any time at the Company's sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions that had been credited to each participant's account would fully vest. At this time, management has no intention of terminating the Plan.

(6)  Tax Status
     The Plan has received a favorable determination letter, dated March 4, 1996, from the Internal Revenue Service to the effect that the Plan is qualified under Section 401 of the Internal Revenue Code. Since the Plan is qualified, participants are not taxed on contributions or on the related earnings until they receive distributions from the Plan or default on their loan repayments. Additionally, the Plan is not taxed on its dividend and interest income or any capital gains whether realized or unrealized. The Plan has been amended since receiving the determination letter and is in the process of applying for a new determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(7)  Reconciliation to Form 5500
     The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

                                                                       December 31,
                                                                 1999               1998
     Net assets available for benefits per
     the financial statements                                $95,318,554          $83,280,942
     Amounts allocated to withdrawing participants            (3,200,806)          (2,230,407)
     Net assets available for benefits per the Form 5500     -----------          -----------
                                                             $92,117,748          $81,050,535
                                                             ===========          ===========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                                  Year ended
                                                                                December 31, 1999
  Benefits paid to participants per the financial statements                      $12,110,538
  Add: Amounts allocated to withdrawing participants at December 31, 1999           3,200,806
  Less: Amounts allocated to withdrawing participants at December 31, 1998         (2,230,407)
  Benefits paid to participants per the Form 5500                                 ------------
                                                                                  $13,080,937
                                                                                  ============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(8)  Contingencies
     The Company and certain of its officers and directors are parties to several pending legal proceedings and claims. Although the effect of such litigation cannot be determined with certainty, management of the Company is of the opinion that the final outcome should not have a material adverse effect on the Company's results of operations or financial position or on the Plan's net assets.

(9)  Subsequent Event
     Effective January 1, 2000 the Liz Claiborne Profit-Sharing Plan, the Lucky Brand Employee Retirement Plan and Trust and the Segrets, Inc. 401(k) Profit Sharing Plan (the "Merged Plans") were merged into the Plan. Future profit sharing contributions will be made to all associates who are eligible to participate in the profit sharing portion of the combined plan and who are employed on the last day of the plan year and are credited with at least 1,000 hours of service during the plan year, or who leave the Company during the plan year because of death, disability or retirement, as defined in the plan, whether or not associates participate in the 401(k) portion of the combined plan.

     Effective as soon as administratively practicable following January 1, 2000, under the profit sharing feature of the amended Plan, participants shall be entitled to direct the trustee in the investment of all amounts credited to their Profit-Sharing Contributions Accounts under the Plan, including both amounts credited to such Accounts before January 1, 2000 and amounts allocated to such Accounts after said date, such direction of investments to be to the same extent that participants direct the investment of their 401(k) portion of the combined plan.

                             LIZ CLAIBORNE SAVINGS PLAN
          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                   DECEMBER 31, 1999
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

                                                                     Plan#: 002
                                                                EIN: 13-2842791

                                                                    NUMBER OF         CURRENT
FUNDS                                                                 SHARES           VALUE
--------------------------------------                              ---------       -----------
 American Express Trust Income II*                                    998,821       $19,489,001
 AXP Federal Income*                                                  682,108         3,246,835
 AXP Mutual*                                                          591,023         7,500,078
 American Express Trust Equity Index II*                              623,848        24,903,375
 AXP New Dimensions*                                                  640,019        22,919,068
 Oppenheimer Discovery                                                 28,128         1,845,754
 Templeton Foreign                                                    170,428         1,912,200

 Liz Claiborne Company Stock
 -------------------------------------
 Liz Claiborne, Inc. Common Stock*                                    224,339         8,440,755
 American Express Trust Money Market*                                 348,819           348,819
                                                                                  -------------
                                                                                      8,789,574
                                                                                  -------------
 Self Directed Brokerage Account
 -------------------------------------
 Dreyfus Laurel                                                           840            31,671
 Dreyfus Emerging Leaders                                                 216             7,930
 Dreyfus Appreciation                                                   1,854            84,784
 Invesco Dynamics                                                         380             9,823
 Invesco International                                                  5,088            64,267
 Invesco Bond Fund-High Yield                                           6,377            41,005
 Invesco Sector Funds-Financial Services                                1,920            51,111
 Invesco Sector Funds-Energy                                              188             2,699
 Invesco Sector Funds-Health Services                                     162             8,873
 Invesco Sector Funds-Technology                                          507            40,933
 Invesco Speciality                                                       227            11,736
 Invesco Stock                                                            142             3,406
 Janus Fund                                                             1,137            50,088
 Janus Investment-Short Term                                              896            68,679
 Janus Twenty                                                           4,265           355,854
 Janus Investment-Equity                                                1,941            48,806
 Janus Investment-Fixed                                                 2,621           109,906
 Janus Investment Balanced                                              1,036            24,242
 Janus Overseas                                                           473            17,582
 Janus World Wide                                                         209            15,936
 Janus Olympus                                                          4,049           215,675
 Janus Mercury                                                          5,939           260,192
 Janus Investment-Global Technology                                       124             3,846
 American Century Ultra Investors                                       1,769            80,981
 American Century International Growth                                    544             8,137
 Strong Growth                                                            143             5,109
 Strong Conservative Equity                                               163             2,399
 Strong Schafer Value                                                     263            12,891
 Strong Conservative Short Term                                           703            20,120
 Strong Total Return                                                      155             7,315
 Strong Equity-Enterprise                                                 165             6,818
 Scudder International                                                    624            22,161
 Warburg Pincus Emerging Growth                                           214            10,694
 Warburg Pincus Japan                                                   1,216            33,553
 Warburg Pincus Growth                                                    152             5,257
 Warburg Pincus International Small Company                                70             2,119
 AXP New Dimensions*                                                      242             8,669
 Japan Fund                                                               474             7,778
 Cash Reserve Fund                                                     12,158            12,158
                                                                                  -------------
                                                                                      1,775,203
                                                                                  -------------
                                                                                    $92,381,088
                                                                                  =============

 Loans to participants, at interest rates ranging from  7.75 % to 10%
 and maturity dates through 06/30/2004                                              $ 2,610,777
                                                                                   =============

 *Represents a party in interest to the Plan

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